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THE CHILE FUND, INC. (NYSE:  CH)
JANUARY 4, 2002

FOR IMMEDIATE RELEASE

Contact:      Investor Relations
              Credit Suisse Asset Management, LLC
              1-800-293-1232

                      THE CHILE FUND COMMENCES TENDER OFFER

     New York, January 4, 2002 -- The Chile Fund, Inc. (NYSE: CH) commenced today a tender offer to acquire up to twenty-five percent (25%) of its outstanding shares of common stock at a per share cash purchase price equal to ninety-five percent (95%) of net asset value per share as of February 4, 2002, the day the offer expires (or, if the offer is extended, as of the date to which the offer is extended). In the event that shares tendered exceed 25% of the shares outstanding, the number of shares purchased will be pro-rated in accordance with the number of shares tendered by each shareholder. The tender offer will be accretive to the net asset value of the Fund.

     Credit Suisse Asset Management, LLC ("CSAM"), the Fund's investment adviser and the institutional asset management and mutual fund arm of Credit Suisse Group, is a diversified asset manager, handling equity, fixed income, international and derivative based accounts through its offices in 14 countries.

     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available to investors for free both at the Web site of the Securities and Exchange Commission (www.sec.gov) and of the Fund (www.cefsource.com). Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.